

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 20, 2013

<u>Via E-mail</u>
Derek Peterson
Chief Executive Officer
Terra Tech Corp.
18101 Von Karman, Third Floor
Irvine, California 92612

> **Re: Terra Tech Corp.**
> **Amendment No. 5 to Registration Statement on Form S-1**
> **Filed August 30, 2013**
> **Responses dated August 30, 2013, September 6, 2013 and**
> **September 13, 2013**
> **File No. 333-188477**

Dear Mr. Peterson:

We have limited our review of your registration statement to those issues we have addressed in our comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to our comments, we may have additional comments.

<u>Security Ownership of Certain Beneficial Owners and Management, page 47</u>

1.   Your response letter dated September 13, 2013 indicates that each of Ken, Mike and Steve VandeVrede is the beneficial owner of 9,861,220 shares of common stock and that Dan VandeVrede is the beneficial owner of 9,761,220 shares of common stock. We see, however, from your disclosure in the second to last paragraph on page 4 of your prospectus that 1,250,000 shares of common stock were issued under the Share Exchange Agreement and that Ms. Almsteier transferred 6,750,000 shares of Series B preferred stock to the Edible Garden Shareholders all on a pro rata basis. Given that each share of Series B preferred

stock is convertible into 5.384325537 shares of common stock, it would appear that each 23% holder of Edible Gardens would be the beneficial owner of at most approximately 8,646,665 shares of your common stock. As such, please show us how you calculated the beneficial ownership for each VandeVrede that is listed in the beneficial ownership table.

2.   We note your reference to agreements with Shop Rite (Wakefern) and A&P in your response to prior comment 5 in your response letter dated August 30, 2013. Please address the following:

*   Tell us whether these agreements are in writing. From your disclosure on page 6, it would appear that a major part of your products would be sold under this arrangement. If a written agreement between you and Shop Rite exists, please file that agreement as an exhibit to your registration statement pursuant to Regulation S-K Item 601(b)(10)(ii)(B).

*   Please provide us with a summary of the material terms of these agreements, including, but not limited to, when the agreements were entered into, the duration of the agreements, and both your material rights and obligations and those of the customer.

*   Your response to prior comment 5 states that Shop Rite has committed to purchase $10 million annually. Please tell us when this commitment begins and also discuss what happens if Shop Rite does not purchase such amounts, including any penalty provisions.

*   Finally, discuss how you plan to fulfill $10 million in annual orders.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comment, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

*   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Tara Harkins at (202) 551-3639 or Kevin Vaughn at (202) 551-3643 if you have questions regarding comments on the financial statements and related matters. Please contact Tim Buchmiller at (202) 551-3635 or me at (202) 551-3528 with any other questions.

Sincerely,

/s/ Amanda Ravitz

Amanda Ravitz
Assistant Director

cc (via email): Thomas Puzzo., Esq.